Exhibit 99.1

New Gold to Discuss Fourth Quarter and Year End 2013 Financial Results
on Friday, February 28, 2014

February 18, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) (NYSE MKT:NGD) plans to announce its fourth quarter and year end 2013 financial results after market close on Thursday, February 27, 2014. A webcast and conference call to discuss these results will be held on Friday, February 28, at 9:00 a.m. Eastern Time.  Participants may listen to the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling 647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 49646450.  An archived webcast will also be available at www.newgold.com following the event.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com